UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

On April 16, 2025, Everbright Digital Holding Limited, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement with Dominari Securities LLC., as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “IPO”) an aggregate of 1,500,000 ordinary shares, par value $0.00004 per share (the “Shares”), at offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 225,000 Ordinary Shares to cover over-allotments, if any. The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-285191), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2025, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 31, 2025. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “EDHL” on April 18, 2025. On April 21, 2025, the Company closed its IPO.

In connection with the IPO, the Company issued a press release on April 17, 2025 announcing the pricing of the IPO and a press release on April 21, 2025 announcing the closing of the IPO. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Everbright Digital Holding Limited

Date: April 21, 2025	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated April 16, 2025 between the Company and Dominari Securities LLC as representative of the several underwriters
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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